UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of February 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: February 1st, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Appoints New Chief Executive

Wellington, New Zealand – February 1, 2006 --/PRNewswire/-- Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX: AEN)

The Chairman of Austral Pacific Energy Ltd., Mr. David Newman, announced today the appointment of Mr. Rick Webber as the company’s new President and Chief Executive Officer.

Commenting on the announcement, Mr. Newman said, ‘Rick’s appointment reflects the outcome of an extensive international search conducted by a Houston-based firm of global energy search specialists. We are delighted to have a person of his skills and experience to lead Austral Pacific.’

Mr. Webber, a New Zealander, has some thirty years of experience in the international oil and gas industry, having worked in the Middle East, the Far East, the United Kingdom, Australia, Papua New Guinea and New Zealand. Educated at the University of Auckland, Mr. Webber holds a B.Sc. and an M.Sc. in physics and has augmented these degrees with studies at Harvard Business School’s Program for Management Development. Mr. Webber has held a variety of technical and executive roles in previous positions with Schlumberger, BP and Fletcher Challenge Energy. He will take up the appointment with Austral Pacific from 7 February 2006.

As part of his remuneration package, the Company has granted Mr. Webber 400,000 incentive options, exercisable for 5 years, vesting in three tranches over 3 years, with 50% vesting in year one and 25% each year thereafter. The tranches are exercisable at escalating prices from current market to US$2.00 and US$2.50 per share.

In other corporate developments, Mr. Garth Johnson has resigned from the Board to pursue other business and career opportunities. The Board acknowledges Mr. Johnson’s valuable contributions to the Company over the last eight years.

CONTACT: Email: ir@austral-pacific.com
Website: http://www.austral-pacific.com

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.